CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Vert is growing again: Health Canada grants licence to Vert Mirabel

May 27, 2018

Smiths Falls, ON and Mirabel, QC — Canopy Growth Corporation (TSX:WEED) (NYSE:CGC) ("Canopy Growth" or the "Company") together with Les Serres Stéphane Bertrand Inc. ("Bertrand") are pleased to announce that their joint business Les Serres Vert Cannabis Inc. ("Vert Mirabel"), received a cultivation licence from Health Canada on Friday, May 25, 2018. This establishes the tenth licenced production facility under the Canopy in Canada, moving the Company officially into double digits. The Company also possesses a sales-only licence located in Toronto.

The 700,000 sq. ft. Vert Mirabel greenhouse is licenced for an initial 40,000 sq. ft. of growing space, increasing Canopy Growth’s production footprint in Quebec and confirming its commitment to growing high quality, made-in-Quebec cannabis to serve Quebecers and ensure a strong offering to combat the illicit market in Quebec.

“We’ve been focused on building an industry leading growing platform across Canada and this licence is our latest successful step as we execute our vision for a reliable supply chain for Canadians,” said Mark Zekulin, President, Canopy Growth. “Vert Mirabel is a shared achievement and we are excited to see the execution demonstrated by Mon. Bertrand, his family, and their entire team. Canopy Growth shares their deep commitment to a responsible and productive cannabis industry in Quebec.”

“Now the real fun begins. We're excited to start applying our 27 years in greenhouse production and our expertise in organic tomato production to the cannabis plant,” said Stephane Bertrand, Executive Director, Les Serres Stéphane Bertand Inc. “We're proud and excited to be working alongside Canopy Growth to establish this important production site in Quebec.”

In total, Canopy Growth's licenced growing space has tripled in calendar 2018, to more than 2.4 million sq. ft. and remains on path to exceed 5.6 million sq. ft. of domestic growing space to support medical and recreational customers from coast to coast to coast.

Here’s to Future Growth (in La Belle Province).

Contact:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@tweed.com

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Vert Mirabel
From pink tomatoes to purple buds – Canopy Growth expanded its roots in Quebec with the introduction of Vert Mirabel; a definitive joint venture agreement to form a new company, Les Serres Vert Cannabis Inc., together with Les Serres Stéphane Bertrand Inc., a large-scale tomato greenhouse operator in Mirabel, Quebec, and the largest producer of pink tomatoes in North America. Currently licensed for 40,000 sq. ft. of growing space, the joint venture will convert the current 700,000 sq. ft. hi-tech greenhouse into a cannabis behemoth to serve the Quebec market.

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to new licenses or licensing updates. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including new licenses or licensing updates and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.